

February 5, 2013

Via Email
A. A. McLean, III
Chairman and Chief Executive Officer
World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607

> **Re:** **World Acceptance Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed May 29, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 2, 2012**
> **File No. 000-19599**

Dear Mr. McLean, III:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2012

Item 1. Description of Business

Government Regulation, page 11

1. We note disclosure that your industry is subject to extensive regulation, supervision and licensing under various federal and state statutes, ordinances and regulations. We also note

on page 12 that you specifically disclose the current ballot initiative in Missouri to cap annual interest rates at 36%, which could negatively impact your lending operations. Please tell us and revise your future filings where appropriate to specifically provide updates with respect to this ballot initiative in addition to other states or locations (i.e. Mexico) where you operate and where there are regulatory considerations that could potentially negatively impact your operations. We note your disclosure of the regulatory update provided in your Form 8-K filed on August 2, 2012 and believe this information would be beneficial to an investor if included in your periodic filing disclosures also.

Report of Independent Registered Public Accounting Firm, page 66

2. We note that both the audit report and the report on the effectiveness of your internal controls over financial reporting are both dated May 29, 2012. We also note that within each of these reports in the last paragraph you make a reference to these reports as being dated June 1, 2012. Please have your independent auditors revise these reports in future filings to be consistent with the actual dates of these reports.

Exhibit 23

3. It appears that your auditor's consent is not signed. Please confirm that this consent had a conformed signature at the time you included it as an exhibit to your 10-K. Please also amend either the 10-K or your registration statement to include a signed content.

Form 8-K, filed October 25, 2012

Exhibit 99.2

4. We note from the CEO's prepared remarks that you have recently requested an additional, substantial increase to your loan facility in order to enhance your ability to aggressively continue your share repurchase. Please tell us and revise your future filings, where appropriate, to discuss the reasons for your recent stock repurchases, your future plans for additional stock repurchases, the benefits of repurchasing stock as compared to paying dividends, the benefits of using debt to repurchase common stock, and any other information relevant for an investors' understanding.

5. As a related matter, please also tell us and consider revising your future filings to describe the controls and operating procedures surrounding how and when you determine the number and amount of common shares to repurchase during any period. We note the following related to executive compensation:

- Compounded annual EPS growth is the predominant measure for which restricted stock vests as noted on page 59 of your Form 10-K for March 31, 2012;

- Stock options granted to executives vest similarly based upon EPS targets as noted in your Form 8-K filed on December 10, 2012; and
- EPS is a performance target for which executive compensation is determined as noted in disclosures in your Form DEF 14A.

Based upon this information, we believe that additional information and disclosures related to your controls and operating procedures surrounding your stock repurchases is necessary for a complete understanding.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Three Months Ended September 30, 2012 Versus Three Months Ended September 30, 2011, page 19

6. We note your disclosure that based upon how you currently account for interest revenue coupled with the fact that the last two days of the quarter fell over the weekend, you estimate a shift between interest and fee revenue of between $2.0 and $2.5 million from the second to third quarter. Please address the following:

- You stated in your conference call held on October 25, 2012 that the $2.0 and $2.5 million difference was a net amount while your current disclosure indicates that this difference is a gross amount. Please reconcile these two statements. Additionally, if this is a net amount, provide us with a detail of the other line items and related amounts that are netted against these revenue amounts;
- We also note from the aforementioned conference call that as a result of a timing difference in addition to future period end dates that will fall on a weekend, you plan to implement a change to the effective interest method of accounting on an accrual basis in accordance with U.S. GAAP.   Provide us with an update on the progress of your implementation of this change.
- Lastly, provide us with your proposed disclosures that you intend to include in your future filings as a result of this change. Refer to ASC 250.

Form 8-K, filed January 30, 2013

Exhibit 99.1

7. We note from your third quarter conference call when discussing regulatory considerations you mention an "interesting ruling" related to an Appellate Court decision and the potential for this issue to be addressed by the Supreme Court. Please tell us and revise your future

filings to discuss this ruling, clearly state whether it relates to the Consumer Finance Protection Bureau (CFPB), and the potential impact it could have on your business operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3474 with any other questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant